January 30, 2014

VIA EDGAR AND COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St NE

Mail Stop 3030

Washington, D.C. 20549

Attention:

Russell  Mancuso,Branch Chief

Martin James, Senior Assistant Chief Accountant

Kate Tillan, Assistant Chief Accountant

Patricia Armelin, Associate Chief Accountant

Ted Moskovitz, Legal Examiner

Kevin Kuhar, Staff Accountant

Re:	Inogen, Inc. Supplemental Submission Dated January 30, 2014 Amendment No. 2 to Registration Statement on Form S-1 Filed January 16, 2014 File No. 333-192605

Ladies and Gentlemen:

On behalf of Inogen, Inc. (the “Company”) and in connection with the submission of our letter dated January 28, 2014 (the “Response Letter”), relating to Amendment No. 2 to Registration Statement on Form S-1, File No. 333-192605 (the “Registration Statement”), we supplementally submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in order to assist the Staff with its understanding of the Company’s business practices, and specifically to clarify the Company’s revenue recognition practices and response to comment 8 in the Response Letter.

For the convenience of the Staff, we are providing the Staff with copies of this letter by courier.

The Company supplementally advises the Staff that it reviewed ASC 840 “Leases” and analyzed its application to the Company’s business to determine the appropriate revenue recognition for the Company’s rental revenue. In doing so, the Company considered that each of its rental patients transacts business with the Company only by means of a single uniform contract that is governed by Medicare and other insurance payor guidelines. The Company further considered, among other facts, the following:

United States Securities and Exchange Commission

January 30, 2014

•	Each lease contract is with the patient and not with the payor. There is no master lease agreement with any payor. As such, the Company concluded that each lease contract should be considered as a separate stand alone contract with the individual patient.

•	The non-cancelable lease term is 30 days for each patient’s operating lease. No penalty is charged for cancellation outside of this period. The Company is not permitted by law to collect for service provided outside of the 30-day period if the patient elects to cancel the lease.

•	At inception of the lease contract and the start of any renewal period, the Company has no assurance that the patient will continue on service after the 30-day lease term due to the fact that patients regularly expire, transfer to hospitals and long term facilities with alternative oxygen services, move to jurisdictions not serviced by the Company, have changes in medical need that trigger different treatment methods, no longer qualify for insurance or other benefits required for continuation of their oxygen therapy, elect to try competing oxygen therapies and/or a variety of other cancellation triggers.

•	There is no bargain renewal option that is reasonably assured at lease inception per ASC 840-10-20 because of the patient’s ability to cancel at any time and the other cancellation triggers outside the control of the patient. Patient cancellations and cancellation triggers frequently occur both before and during the capped period.

•	Even if each subsequent 30-day period is considered to be a new lease agreement, the bargain renewal option is not reasonably assured at the time the subsequent 30 day period begins because patients have discretion to cancel and cancellation triggers regularly occur during each subsequent period.

•	No other lease term would be more appropriate to use for purposes of deferring a portion of rental revenue over, outside of the 30-day period.

For all of the patients who enter into lease contracts with the Company, the lease contract is cancelable at any time by the patient outside of the 30-day non-cancelable period and can be cancelled at the discretion of the patient or when other cancellation triggers are reached, including: patient death, patient insurance changes, certain patient transfers to a skilled nursing facility, hospice, or hospital, lack of continued documented medical need, certain relocations outside of its service area (which is approximately 10% of the United States), lack of continued documented use of the product, and payor payment terms and rate changes. The patient has no economic penalty if there is a cancellation and these decisions are made based on the patient’s condition, disease, progression and personal circumstances – rarely is the patient’s eligibility for free equipment the sole or determining factor. If the patient elects to cancel or another cancellation trigger occurs, by law, the Company cannot collect for any period beyond the 30-day non-cancelable period. As a result, at the lease inception, it cannot be known whether an individual patient will extend beyond the committed 30-day initial lease period due to this cancellation privilege and commonplace cancellation triggers.

A patient’s cancellation right is not limited to the 36-month reimbursement period proscribed by Medicare guidelines, and patients regularly exercise this right, as evidenced by the analysis the Company has previously provided to the Staff, which shows that the average patient who enters the capped period is

United States Securities and Exchange Commission

January 30, 2014

only in that period for 9 months instead of the full 24-month capped period. The likelihood of cancellation is similar for any month that the patient is on service, and the patient could cancel, or one or more a cancellation triggers could occur, before or during the capped period. In fact, the potential outcomes are similar either within the reimbursement period or the capped period. For example, even if (hypothetically) a patient came on service in month 35, the following month that patient could be admitted to a nursing home where the patient would receive the facility’s oxygen therapy. In such event, the patient would lose eligibility for the Company’s equipment and would have to return it, and the patient’s lease contract with the Company would be cancelled. In addition, the closer a patient is to the capped rental period when the Company enters into a lease with a patient, the smaller the deferral would be in the hypothetical scenario where the Company deferred into the capped period, as minimal revenue would be earned before the capped period began.

In addition, while the physician may prescribe oxygen for the patient for a specific period of time per the initial Certificate of Medical Necessity, the patient will need to be reevaluated by the physician de novo in each consecutive 12- month period in order to continue qualify for Medicare benefits. There can be no guarantee that the patient will need oxygen for that entire length of time. Medicare requires that a patient see his or her doctor at least once every 12 months and, at any time, the patient’s condition could change to a degree which would necessitate different treatment methods that could change or discontinue their oxygen services with the Company. Patients who are prescribed the Company’s oxygen therapy typically have end-stage COPD (Chronic Obstructive Pulmonary Disease) or another serious and chronic respiratory condition, where alternative treatment measures have failed, including medication and inhalants. COPD is a disease that progresses over time and the patients who are end-stage are plagued with unstable conditions, rapid disease progression and lower life expectancies than those who are earlier in the disease progression. As these patients’ disease progresses, they often have declining ambulation and transition to skilled nursing facility, hospice or hospital, where they receive alternative oxygen therapy.

The Company and its advisors have reviewed accounting interpretations surrounding the concept of “reasonably assured” under ASC 840. The Company asserts that “reasonably assured” under ASC 840 should be interpreted in the same manner as used in other parts of accounting literature. The Company submits that it is generally accepted that “the reasonably assured” threshold is higher that the “probable” threshold which is generally understood to mean approximately 70 percent, and the “more likely than not” threshold which is defined as greater than 50% per ASC 740-10-25-6. Accordingly, the Company’s view is that “reasonably assured,” in practice, is generally interpreted to mean a probability of around 80 percent.

The retrospective aggregate analysis of the Company’s patients demonstrates that approximately 76% of the patients do not reach the capped rental period or, conversely, the likelihood that a patient would reach the capped period is estimated to be approximately 24%. This is lower than the “more likely than not” quantitative threshold, which is lower than the “probable” and “reasonably assured” thresholds qualitatively. Given these facts at the overall portfolio level, for each individual patient the conclusion that the bargain renewal is reasonably assured at inception of the contract and at each contract renewal date cannot be supported.

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January 30, 2014

When considering whether to enter into a lease contract with a patient, the Company receives information from the patient’s insurance provider or physician upfront that outlines by patient the number of months the patient has used of their 36 month reimbursement period, what their reimbursement rate would be based on their residential zip code, what the estimated patient responsibility portion of the monthly fee is, what type of oxygen the patient requires (stationary and/or ambulatory), and what oxygen flow rate the patient requires, along with other factors to determine if the patient is eligible to be brought onto the Company’s service. Each lease contract is considered individually, with the Company analyzing these facts and other business consideration when determining whether or not to enter into the contract and accept the risk of cancellation. Paramount to this consideration is the risk inherent in the fact that the lease contract may be readily canceled at any time after 30 days by the patient for any reason or as a result of any of the cancellation triggers not within the control of the Company.

ASC 840 defines the lease term as “The fixed non-cancelable lease term plus all of the following....all periods, if any, covered by bargain renewal options....”. The non-cancelable lease term is 30 days because the patient has the unilateral ability to cancel the contract at any time for convenience or as a result of any number of cancellation triggers without incurring a financial penalty. As indicated above, the Company believes that the “bargain renewal” option is not reasonably assured. Because the Company believes there is not another period that would be appropriate to defer revenue over besides the 30-day non-cancelable lease term, the Company recognizes revenue over that period.

The Company considered if there would be another appropriate period over which to recognize revenue associated with its leases and concluded that the 30-day period represents the best, if not the only, period the Company can appropriately use because of both of the accounting issues outlined below and the potential misinterpretation of this deferral by investors and others.

The Company considered the following other hypothetical periods over which to defer revenue:

•	Revenue deferred and recognized on a straight-line basis over a 60 month “reasonable useful life” of the asset and the Medicare term before the patient agreement can be reset.

•	Revenue deferred and recognized on a straight-line basis over 45 months (36 month reimbursement period plus the 9 months average capped period for patients who reach the cap).

•	Revenue deferred and recognized on a straight-line basis over 24 months (average time on service, of which 2 months is in the capped period).

If the Company deferred revenue over any of these alternative periods, the Company believes the following confounding accounting issues would result per the applicable lease guidance:

•	If the leases were assumed to be under a master lease agreement, each patient would have various actual times on service which could lead to revenue being deferred inappropriately and revenue would be understated in earlier years as the length of time of the deferral is arbitrary and does not reflect actual usage or commitments on the part of the patient. In addition, since there is no master lease agreement, it would be unclear how the Company would properly group the patients together in determining the appropriate deferrals.

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January 30, 2014

•	If the leases were assumed to be individual contracts, revenue would be understated in the earlier periods as individual patients do not reach the end of the periods (either 60 months, 45 months, or 24 months) due to an individual patient’s ability to cancel at any time as well as the cancellation triggers described above that prevent future billing. In addition, as patients canceled contracts, this would lead to any remaining deferred revenue being recognized at the time of cancellation, which would distort the financial results if significant in size.

•	Rates can change at any time, so there could be large restatements of revenue and deferred revenue when these changes occur as they apply to patients already on service.

•	Under ASC 840-20-50-4b, the Company would need to consider the reporting obligations regarding future minimum lease payments under non-cancelable leases, which would include these leases, and which could imply that there was some sort of reasonable assurance or guarantee that revenue could be expected to be generated over that period; an implication that would be legally and factually misleading. The Company does not believe that it could comply in good faith with this disclosure requirement due to the uncertainty around cancellations and the cancellation privileges.

•	If periods longer than 30 days were used, the Company would need to consider whether conditions for capital lease treatment were reached, including whether the lease term exceeds 75% of the life of the asset and if the present value of the lease payments, discounted at the appropriate discount rate, exceeds 90% of the fair market value of the asset. The Company believes that one or both of these conditions could be triggered in one of these alternate hypothetical scenarios, which the Company believes wouldn’t be appropriate and would distort its reported results, given the cancellation provisions inherent in its leases. It would be unusual to record sales-type capital leases only to cancel the revenue at a future date due to patient cancellation.

•	Any hypothetical deferral of revenue would be inconsistent with the accounting practices followed by competitors in Company’s industry. This change in revenue recognition would be misleading to investors as it would incorrectly imply that there was some sort of reasonable assurance or guarantee that such revenue could be expected to be generated over that period.

The Company submits that deferral of revenue is not supported by the lease accounting standards for the reasons stated above. As a result, the Company continues to assert that its revenue recognition approach is appropriate and reasonable and materially complies with generally accepted accounting practices.

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United States Securities and Exchange Commission

January 30, 2014

Please direct your questions or comments regarding this supplemental letter to me at (858) 350-2308.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Martin J. Waters

Martin J. Waters

cc:	Alison Bauerlein, Inogen, Inc.
Raymond Huggenberger, Inogen, Inc.
Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.
B. Shayne Kennedy, Latham & Watkins LLP
Timothy Clackett, BDO USA LLP
Scott Hammon, Macias Gini & O’Connell LLP